

Mail Stop 4631

September 17, 2009

via U.S. mail and facsimile

Paulo Penido Pinto Marques, CFO
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, Sao Paulo - SP, Brazil

> **RE:** **National Steel Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-14732**

Dear Mr. Marques:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

5A. Operating Results, page 55

Markets and Product Mix, page 55

1. We note your table of net operating revenues for your steel products. Please revise your disclosures in an amendment to your fiscal year 2008 Form 20-F to clarify why net operating revenues do not appear to agree to the financial information reported for your steel reportable segment in Note 19. In addition, we note that the table presented on page 66 for your steel product costs also does not agree to the cost

information for your steel reportable segment in Note 19. Please also clarify your
disclosures as to why in the amended filing.

Results of Operations, page 63

2. We note that your mining reportable segment represented 27% of fiscal year 2008
    consolidated operating income. As such, please provide a detailed discussion and
    analysis of the material increase in revenues and changes in profit margins for your
    mining reportable segment in an amendment to your fiscal year 2008 Form 20-F.
    Further, please disclose the expected impact of de-consolidation on future operating
    results of the mining reportable segment by quantifying Namisa's 2008 operating
    revenues, gross profit, and operating income and explaining how such results will be
    presented under the equity method. Refer to Item 5 of Form 20-F and Section
    501.06.a of the Financial Reporting Codification for guidance.

3. We note your discussion and analysis of gross profit for your steel reportable
    segment. Specifically, you attribute the increase to a 30.3% increase in net operating
    revenues offset by a 16.2% increase in cost of products sold. Please revise your
    disclosure in an amendment to your fiscal year 2008 Form 20-F to provide an
    explanation as to why net operating revenues increased at a greater rate than cost of
    products sold.

4. We note that your foreign exchange derivative instruments generated income in fiscal
    year 2008 and a loss in fiscal year 2007. You attribute the recognition of income to
    the slight appreciation in the real against the U.S. dollar in fiscal year 2008 as
    compared to fiscal year 2007. However, we also note that the real appreciated against
    the U.S. dollar in fiscal year 2007 as compared to fiscal year 2006. Please revise your
    disclosure in an amendment to your fiscal year 2008 Form 20-F to explain to
    investors why the appreciation of the real in fiscal year 2008 resulted in the
    recognition of income for your foreign exchange derivative instruments but a loss in
    fiscal year 2007 even though the real appreciated in fiscal year 2007.

5D. Trend Information, page 82

5. In an amendment to your fiscal year 2008 Form 20-F, please include the disclosures
    required by Item 5.D. for material events, trends and uncertainties. In this regard, we
    note the applicable items in the risk factors section, the known exposures in your
    derivative portfolio, the February 2009 expiration of operational risk insurance
    coverage, loss contingencies, etc.

6. In an amendment to your fiscal year 2008 Form 20-F, please disclose the expected
    impact of market fluctuations on your existing derivative positions. For example,
    disclose whether a significant increase in market interest rates would be expected to

cause a material gain or loss on your existing interest rate derivative instruments. For your existing foreign currency exchange rate derivative instruments, please disclose whether a significant gain or loss could result from a material appreciation in the real against the U.S. dollar. Further, please disclose whether a significant gain or loss on your equity swap agreements would be expected if there was a material increase in the trading price of the ADRs. See Item 5D of the form instructions and the guidance in Section 501.02 of the Financial Reporting Codification regarding the disclosure of known uncertainties.

Management's annual report on internal control over financial reporting, page 116

7. We note that you have identified a material weakness that relates to "monitoring controls over the process of identification, accounting and disclosure of certain foreign subsidiaries incorporated in prior fiscal years and related transactions therein". It is unclear what exactly the material weakness is in terms of the control deficiency(ies) and the impact this material weakness had to your consolidated financial statements (i.e., what financial statement adjustments were required to be made because of the control deficiency(ies)). Please revise your disclosures in an amendment to your fiscal year 2008 Form 20-F, including the specific accounting errors that were at risk of being undetected. Please provide us with a more detailed understanding of the circumstances that resulted in the material weaknesses (e.g., what caused the control deficiency(ies), how the issue was identified, etc.). Please also quantify each financial statement adjustment that was required to be made as a result of the control deficiency. Please tell us whether the control deficiency impacted your consolidated financial statements for prior fiscal periods. If there was no impact to previous fiscal years, please tell us how you arrived at this conclusion.

8. We note that you identified a material weakness for the year ended December 31, 2007, concerning oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits substantially related to labor and civil claims, which could impact your ability to estimate and record the corresponding contingency provisions. We further note your conclusion that this material weakness was caused by the replacement of some key personnel in charge of these controls. Please tell us the following regarding this material weakness:
   - Explain why the "replacement of some key personnel" increased the probability that a material misstatement would not be detected.
   - Discuss the qualifications and expertise of the key personnel that discontinued their employment such that they were uniquely qualified for the oversight and supervision of the monitoring controls over the completeness of your contingency accruals related to labor and civil claims, including when these key personnel discontinued their employment. Also, discuss how management determined that these key personnel were necessary to the proper function of this internal control

- Tell us about the replacement personnel, including when they were hired and why their qualifications did not include the ability to oversee and supervise the monitoring controls over this internal control.
- Explain how the material weakness did not result in an audit adjustment to the consolidated financial statements for fiscal years 2006 and 2007, if there was insufficient management review over the estimating and recording of contingency accruals.

Changes in internal control over financial reporting, page 116

9. Please disclose the actions you are taking to remediate the material weakness identified as of December 31, 2008 in an amendment to your fiscal year 2008 Form 20-F.

2 Summary of significant accounting policies and practices, page FS-10

(f) Inventories, page FS-12

10. Please revise your accounting policy to state your method for recognizing inventories costs in your consolidated statements of income in an amendment to your fiscal year 2008 Form 20-F. Refer to Statement 4 of Chapter 4 of ARB 43 for guidance.

 (p) Accrual for contingencies and disputed taxes payable, page FS-15

11. We note that you have continued to recognize a $1.557 billion accrual for "disputed taxes payable", which is 47% of total stockholders' equity. It is unclear how your stated policy complies with US GAAP, as it appears that the full amount of the loss contingency has been recognized in the consolidated financial statements without consideration of probability. In this regard, paragraph 37 of SFAS 5 and paragraph 8 of FIN 48 require a probability assessment for the recognition of a liability. Further, the FASB CON 6 accounting model appears to be inconsistent with the requirements in paragraph 5 of SFAS 162, which became effective on November 15, 2008. As such, please revise your accounting policies and other corresponding disclosures (e.g., page 70 and note 17) to clarify that the liabilities recognized for each of the disputed taxes payable accruals have been made in accordance with the guidance in SFAS 5 or FIN 48, as applicable, (i.e., the amount recognized has been determined that payment is probable for liabilities recognized in accordance with SFAS 5) in an amendment to your fiscal year 2008 Form 20-F.

<u>10 Investments in affiliated companies and companies under common control, page FS-29</u>

12. We note that you have deconsolidated Namisa as of December 30, 2008, due to the sale of 40% of Namisa's voting capital to a consortium that you note has "effective and significant participation rights." We also note your statement that the minority shareholders have the right to effectively participate in decisions that are expected to relate to Namisa's ordinary course of business. We further note that if you and the minority shareholders are "dead-locked" with respect to a material issue under your shareholders' agreement, the minority shareholders have the option to put their interest in Namisa to you and you have the option to call the minority interest in Namisa. Please provide us with a more comprehensive understanding as to how you determined to deconsolidate Namisa and recognize it as an equity method investee. Specifically, please include in an amendment to your fiscal year 2008 Form 20-F the acquisition agreement for the 40% interest in Namisa by Big Jump, the Shareholders' Agreement, the long-term supply contracts for the supply of iron ore, and any other material agreement and/or contract signed in connection with the sale of 40% of Namisa and your decision to deconsolidate Namisa. Please also provide us with your detailed analysis of the guidance in EITF 96-16 regarding your determination that the rights granted to Big Jump in the Shareholders' Agreement are substantive participating rights. Please ensure your analysis includes a detailed discussion of Big Jump's rights and how these rights result in Big Jump "effectively participate in significant decisions that would be expected to be related to the investee's ordinary course of business".

13. We note from the disclosures in Note 12 and Note 17 that substantially all of your mines and reserves assets, which appears to include the Casa de Pedra mine, are part of Namisa's net assets and have been deconsolidated with the sale of the 40% interest in Namisa. We further note the long-term iron ore supply agreement you have entered into with Namisa, in which you are required to provide high silica crude iron ore ROM and low silica crude iron ore ROM. As the mine appears to be an asset of Namisa, please provide us with an explanation as to why Namisa would contract with you for iron ore if Namisa owns an iron ore mine that is in production. Please also revise your disclosures in an amendment to your fiscal year 2008 Form 20-F to clarify the ownership of the Casa de Pedra mine, including where its is recognized on your consolidated balance sheet, and the material terms of the long-term supply agreement as it relates to supplying Namisa with iron ore.

14. If de-consolidation is deemed appropriate, please provide the disclosures required by Article 4-08(g) of Regulation S-X for your investment in Namisa in an amendment to your fiscal year 2008 Form 20-F.

15. We note that you recognized a gain of $1.7 billion for the difference between the carrying value and the fair value of the 40% interest in Namisa Big Jump acquired. Please tell us how you accounted for this difference on your balance sheet (i.e., did you recognized the difference as goodwill or as an increase in your investment in Namisa). Refer to paragraph 19.b. of APB 18 for guidance.

16. Please tell us the amount of accumulated other comprehensive income recognized for Namisa prior to the de-consolidation. In this regard, we did not note an adjustment to other comprehensive income and/or accumulated other comprehensive income for the de-consolidation of Namisa as of December 30, 2008 in your statements of changes in stockholders' equity and comprehensive income.

13 Loans and financing, page FS-32

17. Please provide a description of the material terms related to the advances on export contracts line item, as it is a substantial portion of your current assets, in an amendment to your fiscal year 2008 Form 20-F.

18. Please tell us why the $750 million perpetual notes are classified as a liability rather than as equity given that there is no stated maturity date. The guidance in SFAS 150 and EITF D-98 may be relevant.

18 Guarantees, page FS-50

19. Please revise your disclosure in an amendment to your fiscal year 2008 Form 20-F to state your accounting policy for recognizing the fair value of guarantees in accordance with FIN 45.

General

20. Based on the above comments to amend your fiscal year 2008 Form 20-F to address disclosure deficiencies, please ensure you address the following items:
   - For the exclusion of the equity method investee disclosures in the audited footnotes, auditors need to consider the guidance in AU Section 390 and paragraphs .05-.09 in AU Section 561 regarding the impact to their report date;
   - Updated Item 15 disclosures should include the following:

- o A discussion of the amendment and the facts and circumstances surrounding it;
- o How the amendment impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting; and
- o Anticipated changes to disclosure controls and procedures and internal control over financial reporting to prevent future disclosure deficiencies of a similar nature.
- Updated certifications.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief